Oxford Hounds™

Superior

O X F O R D H O U N D S

Superior quality men's luxury apparel and accessories from designer to doorstep

Quality

Luxury

Vision & Value Proposition

Oxford Hounds is a DTC men's luxury lifestyle apparel and accessories brand that crafts exceptional products exclusively from Italian materials and craftsmanship & passes the savings along to the consumer





The Problem

The Problem

Brick & Mortar

Most luxury brands are found in boutiques and brick & mortar

Too Difficult

Male luxury customer detests shopping in stores - too difficult a process

Mass Closings

25k brick & mortar closed in 2020 with an expected 10k in 2021.

Customers Overpay

Customer is paying inflated prices for inferior quality product to subsidize retailer and wholesalers margins



The Solution

DTC Only

We take the hassle out of shopping by bringing the store directly to the consumer

Customer Centric

We don’t just sell products we build relationships

Better Value

No middleman - Affordability to use superior quality materials & craftsmanship and pass savings on to the customer

Loyalty

We love our customers

High value loyalty benefits, perks & rewards

Target Market and Opportunity

→ **Fashion E-Commerce**

Retail e-commerce revenues from apparel and accessories sales are projected to increase to $153.6B in 2024.

→ **Apparel Sales**

2020 global e-commerce revenue of apparel, accessories, and footwear are the number one e-commerce sector in the world.

→ **Online Growth**

Estimates project an overall increase in e-commerce penetration of apparel, footwear & accessories will increase from 46.6% in 2021 to 60.32% by 2024.



Revenue in the Fashion Market

IN BILLION US$ (WORLDWIDE)



$1,250B
$1,000B
$750B
$500B
$250B
0
$359.9B
$439B
$525.1B
$664.5B
$758.3B
$835.9B
$899.9B
$953B
2017
2018
2019
2020
2021
2022
2023
2024
Apparel
Footwear
Bags + Accessories





These are projected results based on detailed and available information



Growth Strategy
Customer Service
Highly skilled customer agents
Chat live with Experts
Customer Review Boards
Interactive website
Marketing & Sales
Proprietary Digital Platform
SEO, SEM, SMM
Customer Loyalty Programs
Email Campaigns
Public Relations
Facebook/Instagram Ads
Product Development
Original Design
Sustainability
Predictive Analytics
Customer Feedback

Revenue Model

From Designer to Doorstep - **No Middleman**

Oxford Hounds

$20 Shirt Cost → **$90 MSRP** MSRP 25% Less than the Competition = **$70 GP** → **+218% GP** Compared to the Competition

Competition

$20 Shirt Cost → **Retailer Pays $42** → **$120 MSRP** = **$22 Vendor GP** pre-markdown contribution

These are projected results based on detailed and vetted analysis

Financials


$70,000,000
$60,000,000
$50,000,000
$40,000,000
$30,000,000
$20,000,000
$10,000,000
$0
Year 1
Year 2
Year 3
Year 4
Year 5
Sales
Gross Margin
Net Profit

These are projected results based on detailed and vetted financials

Competition

	PETER MILLAR	TOMMY HILFIGER	vineyard vines	Oxford Hounds
Italian Materials	✗	✗	✗	✓
Original Design	✓	✗	✗	✓
Exclusively DTC	✗	✗	✗	✓
Price-Value	✓	✗	✗	✓



Competitive Advantage

Experience

Teams unrivaled 50+ years of expertise and experience in this space

Craftsmanship

All products crafted only from the finest Italian materials & workmanship

Exclusively DTC

We believe we are the only exclusively DTC men's luxury lifestyle brand

Relationships

Long term personal relationships with strategic partners

Digital Platform

We employ a proprietary digital marketing platform dedicated to consumer sales

Investment and Use of Funds




Current Raise:
$618K
Working Capital
Inventory
Product Development
Closing Cost
Misc Expenses

The Oxford Hounds Team



James Tulin

Founder & CEO

Former CPO, Director & Principal Swank Inc. (largest mens & ladies accessories firm in the world)



James Tulin II

President & COO

20 years experience social media and DTC marketing



Alexander Tulin

CMO

Product development & branding liaison to Ralph Lauren, Guess & Tommy Hilfiger

Advisory

Jerry Kassner - CFO Swank Inc. 1999-2014

Joseph Hipple - CEO & Founder, F.E.A. | Strategies Group, LLC

Allan Bashah - Technology Advisor

Oxford Hounds™



James Tulin

Founder & CEO

jim@oxfordhounds.com

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